[CFN Letterhead]

October 16, 2002

Mr. Richard H. Langley, Jr.
Via Facsimile:  310-246-1760

RE:  Outstanding Debt

Dear Mr. Langley:

This letter is to confirm to you that the company is aware of its outstanding debt to you, in the principal amount of $445,316.00 (USD). We are actively pursuing solutions to remedy this debt but at this juncture cannot project a date for resolve. We formally submit to you for consideration, to permit us six months grace from the above date to resolve this debt, before taking any further action. In consideration of this grace period, we will record on our books an accrual of interest of ten percent calculated perannum. Further, should we fail to meet the six month deadline, the company will grant you a penalty accrual of $25,000.00 (USD). We sincerely hope this offer meets with your satisfaction. Please sign below if these terms are acceptable.

Respectfully,

/s/ Jeffrey Michel

Jeffrey W. Michel
Chairman

By my hand below, I fully understand and agree to the conditions and terms herein:

/s/ Richard Langley        Date:  10/17/02

Richard H. Langley, Jr.